UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Press Release dated December 9, 2016: Safe Bulkers Inc. Announces the Closing of its Public Offering of Common Stock

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Announces the Closing of its Public Offering of Common Stock

Monaco, December 9, 2016 —Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today the closing of its previously announced public offering of 13,600,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and the exercise by the underwriters in full of their option to purchase 2,040,000 additional shares of Common Stock, in each case, at a price of $1.10 per share.  The gross proceeds from the public offering, including the sale of the overallotment shares, before the underwriting discount and other offering expenses, were approximately $17,204,000.

An entity owned and controlled by Polys Hajioannou, the chief executive officer of the Company, purchased 2,727,272 shares of Common Stock in the public offering.

The Company plans to use the proceeds of the public offering for the acquisition of secondhand vessels, capital expenditures and for other general corporate purposes, which may include repayment or settlement of its financial obligations.

Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc. acted as book-running managers of the public offering, which is being made under an effective shelf registration statement. Seaport Global Securities LLC acted as co-manager of the public offering.

The final prospectus supplement and accompanying base prospectus relating to the public offering have been filed with the Securities and Exchange Commission (“SEC”) and are available at the SEC’s website at http://www.sec.gov.  Copies of the final prospectus supplement and accompanying base prospectus relating to the public offering may also be obtained from Stifel at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, telephone: 1-855-300-7136, email: syndprospectus@stifel.com or DNB Markets at 200 Park Ave, Floor 31, New York, NY 10166, telephone: 212-681-3800.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s Common Stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, where they trade under the symbols “SB”, “SBPRB”, “SBPRC” and “SBPRD”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com